Filed by Heartland Group, Inc. (Commission File No. 033-11371)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Heartland Group, Inc.

File Number of Related Registration Statement:

333-239401

September 2020

URGENT

Re: Your investment in:

Heartland Select Value Fund

Dear Shareholder,

Broadridge Financial Solutions has been engaged by Heartland Select Value Fund to contact you regarding an important matter pertaining to your investment in Heartland Select Value Fund.

Our previous attempts to contact you have been unsuccessful. Accordingly, please contact us immediately at 1- 866-619-4729 Monday through Friday between the hours of 9:00am to 10:00pm Eastern Time.

This matter is very important and will take only a moment of your time.

Thank you in advance for your assistance with this matter.

Sincerely,

Michael Collins

Vice President and General Manager

Disclosure:

This is not an offer to sell a solicitation of any offer to buy any shares of the Heartland Select Value Fund or the Heartland Mid Cap Value Fund.

Investors are urged to read the relevant documents filed with the Securities and Exchange Commission (the “SEC”) (including the registration statement on Form N-14 for Heartland Group Inc. (“HGI”) containing the combined proxy statement/prospectus for the reorganization and the Heartland Mid Cap Value Fund into which the Heartland Select Value Fund will be reorganized) because they contain important information. The combined proxy statement/prospectus relating to the reorganization has been mailed to shareholders of the Heartland Select Value Fund and contains information about persons who may be considered “participants” in the solicitation of the Heartland Select Value Fund’s shareholders. These documents can be obtained for free from the SEC at www.sec.gov or from HGI by calling 414-347-7777.